UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

São Paulo, Brazil, September 6, 2019 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or “Company”), hereby informs its shareholders and the market in general that on September 16, 2019, Banco Bradesco S.A. (“Bradesco”) will become the bookkeeping and custody agent for the Company’s shares, in replacement of Itaú Corretora de Valores S.A. (“Itaú”). As of the mentioned date, services to shareholders will be provided at the Bradesco branches, which are present nationwide.

Shareholders whose shares are held in custody by B3 S.A. – Brasil, Bolsa, Balcão will continue to be normally served by their respective brokerage firms and/or custodians, without any interruption in the trade of the Company’s shares.

As a result of this migration, the following shareholder services will be interrupted from September 10 to September 13, 2019:

•	Shareholding position;

•	Transfer of shares outside of the stock exchange environment;

•	Custody transfer;

•	Payment of any pending obligations;

•	Update of personal registration data;

•	Record of encumbrances, among others.

Any share transfer orders (custody transactions) whose deposits have not been concluded until September 10, will be transferred to Bradesco to finalize the process.

This migration does not imply any changes to our ADRs, as well as to the rights of the shares issued by the Company, including dividends and interest on equity, whose payments will be made in the current accounts previously informed by each shareholder.

For further information, please contact the Investor Relations department.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)